Exhibit 10.30

Chyron Corporation
Non-Employee Director Compensation Policy

The following is a description of the standard compensation arrangements under which Chyron Corporation’s (the “Company”) non-employee directors will be compensated for their service as Directors, including as members of the various committees of the Company’s Board of Directors (the “Board”).   This new policy was approved by the Board of Directors at their meeting on December 9, 2009 and will continue in effect until modified by the Board.  Under this policy there are two compensation components, cash and Restricted Stock Units (“RSUs”).

	Cash fees(1)	Dollar Value of RSUs to be awarded(2)
Annual fee to each non-employee Director	$20,000	$30,000
Additional annual fees:
Chairman of the Board	$15,000	$15,000
Chairman of the Audit Committee	$5,000	$5,000
Chairman of the Compensation Committee	$5,000	$5,000
Chairman of the Nominating and Governance Committee	$5,000	$5,000

(1)
All cash fees will be paid in four quarterly installments following each quarter of service. Non-employee directors will also be reimbursed for their out-of pocket expenses incurred in attending meetings. No per meeting attendance fees will be paid.

(2)
The dollar value of RSUs is the dollar value assigned to the RSUs portion of Director compensation. This amount is used to compute the number of RSUs to be awarded to Directors. In January of each year, Directors will be awarded RSUs for the coming year of service. Vesting of the RSUs will occur in the following January on the condition that the Director is still serving on the Board on the vesting date. The number of RSUs to be awarded to each Director will be equal to the dollar value of RSUs amount for each individual Director divided by the average closing market price of the Company’s common stock for the 20 trading days preceding the December Board meeting preceding the January award.